24 August 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased through J.P. Morgan Securities plc 92,200 RELX PLC ordinary shares of 14 51/116 pence each on the London Stock Exchange at a price of 1448.4503 pence per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 87,542,659 ordinary shares in treasury, and has 1,090,074,292 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 23,662,879 shares.

RELX NV announces that today, it purchased through J.P. Morgan Securities plc 82,100 RELX NV ordinary shares of €0.07 each on the Euronext Amsterdam Stock Exchange at a price of €15.9568 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 78,430,094 ordinary shares in treasury, and has 971,093,962 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 21,316,700 shares.